================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No._)


                               MERCADOLIBRE, INC.
                               (Name of Issuer)
s
                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)


                                   58733R102
                                (CUSIP Number)

                               THOMAS J. MURPHY
                   C/O GENERAL ATLANTIC SERVICE COMPANY, LLC
                               3 PICKWICK PLAZA
                         GREENWICH, CONNECTICUT 06830
                           TEL. NO.: (203) 629-8600
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                AUGUST 15, 2007
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
---------------------------                          ---------------------------
CUSIP NO. 58733R102                                             Page 2 of 20
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,936,140
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,936,140
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,936,140
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                             Page 3 of 20
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 84, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,936,140
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,936,140
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,936,140
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                             Page 4 of 20
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,936,140
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,936,140
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,936,140
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                             Page 5 of 20
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments IV, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,936,140
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,936,140
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,936,140
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                             Page 6 of 20
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,936,140
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,936,140
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,936,140
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                             Page 7 of 20
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments CDA, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,936,140
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,936,140
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,936,140
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                             Page 8 of 20
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,936,140
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,936,140
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,936,140
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                             Page 9 of 20
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,936,140
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,936,140
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,936,140
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 10 of 20
---------------------------                          ---------------------------


ITEM 1.  SECURITY AND ISSUER.

                This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of MercadoLibre, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is Tronador 4890, 8th Floor, Buenos Aires, C1430DNN, Argentina.


ITEM 2.  IDENTITY AND BACKGROUND.

                This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 84, L.P., a Delaware limited partnership ("GAP 84"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GAP Coinvestments CDA, L.P., a Delaware limited partnership ("CDA"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GA, GAP 84, GapStar, GAPCO III, GAPCO IV, CDA and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 11 of 20
---------------------------                          ---------------------------



                GA is the general partner of each of GAP 84 and CDA. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (Chief Executive Officer), Ray Bingham, Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Rene M. Kern, Jonathan Korngold, Christopher Lanning, Anton Levy, Marc F. McMorris, Thomas J. Murphy, Matthew Nimetz, Drew Pearson, David A. Rosenstein, Franchon
M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). The managing members of GAPCO III and GAPCO IV are GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Bingham, McMorris, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is 18/F One
International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The business address of Mr. Havaldar is 151-152, 15th Floor, Maker Chamber VI, 220 Nariman Point, Mumbai 400 021, India. The business address of Messrs. Bingham and McMorris is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue N.W., Washington D.C. 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Fourth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 12 of 20
---------------------------                          ---------------------------


                None of the Reporting Persons and none of the individuals listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                On August 15, 2007 (the "Closing Date"), GAP 84, GAPCO III, GAPCO IV, GapStar, CDA and KG (the "GA Purchasers") purchased an aggregate of 3,000,000 shares of Common Stock, par value $0.001 per share, of the Company (the "Common Stock") in the Company's initial public offering for an aggregate purchase price of $54,000,000. Also on August 15, 2007, the GA Purchasers purchased an aggregate of 936,140 shares of Common Stock from Alsen Investment Partners, Ltd., a British Virgin Islands business company ("Alsen"), in a private placement, pursuant to a Stock Purchase Agreement, dated as of August 12, 2007 (the "Stock Purchase Agreement"), by and among the GA Purchasers and Alsen, for an aggregate purchase price of $16,850,520.

                The funds to purchase the shares of Common Stock were obtained from contributions from partners of GAP 84, CDA and KG, the members of GAPCO III and GAPCO IV and the available capital of GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

                The Reporting Persons acquired beneficial ownership of the shares of Preferred Stock described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions,

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 13 of 20
---------------------------                          ---------------------------


depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

                Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Common Stock.

                As the Company disclosed in its Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on August 7, 2007, the Company and the Reporting Persons have had discussions regarding the Reporting Person's interest in submitting to the Company's nominating and corporate governance committee a director nominee to be considered for appointment by the Company's board of directors after the completion of the Company's initial public offering.

                None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of
Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, GA, GAP 84, GapStar, GAPCO III, GAPCO IV, CDA, KG and GmbH Management each own of record no shares of Common Stock, 3,631,148 shares of Common Stock, 47,049 shares of Common Stock, 202,785 shares of Common Stock, 42,581 shares of Common Stock, 3,920 shares of Common Stock, 8,657 shares of Common Stock, and no shares of Common Stock, respectively, representing 0.0%, 8.2%, 0.1%, 0.5%, 0.1%, 0.0%, 0.0% and 0.0%, respectively, of the Company's issued and outstanding shares of Common Stock.

                By virtue of the fact that (i) GA is the general partner of each of GAP 84 and CDA, (ii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA
Managing  Directors,  (iii) GA is the sole  member of  GapStar  and (iv) the GA

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 14 of 20
---------------------------                          ---------------------------


Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,936,140 shares of Common Stock (calculated on the basis of the number of shares of Common Stock which may be acquired by the Reporting Persons within 60 days), or 8.90% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,936,140 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Please see Item 3, which is hereby incorporated by reference. Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock or Preferred Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                As noted above, the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV, and GA is authorized and empowered to vote and dispose of the securities held by GAP 84, GapStar and CDA. The GA Managing Directors are also authorized and

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 15 of 20
---------------------------                          ---------------------------


empowered to vote and dispose of securities held by KG and GmbH management. Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

                As described in Item 3 above, pursuant to the terms of the Stock Purchase Agreement, the GA Purchasers purchased an aggregate of 936,140 shares of Common Stock.

                The Company and the GA Purchasers entered into a Lock-Up Agreement, dated as of August 9, 2007 (the "Lock-Up Agreement"), pursuant to which the GA Purchasers agreed not to transfer or dispose of, directly or indirectly, any of their shares of the Company's Common Stock or securities convertible into or exchangeable for the Company's capital stock without the Company's consent for 540 days from August 9, 2007, the date of the Company's final prospectus.

                The foregoing summaries of the Stock Purchase Agreement and the Lock Up Agreement are qualified in their entirety by reference to Exhibits 2 and 3, which are incorporated herein by reference.



ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 16 of 20
---------------------------                          ---------------------------


                Exhibit 2: Stock Purchase Agreement, dated as of August 12, 2007, by and among MercadoLibre, Inc., General Atlantic Partners 84, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GapStar, LLC and GAPCO GmbH & Co. KG.

                Exhibit 3: Lock Up Agreement, dated as of August 9, 2007, by and among MercadoLibre, Inc., General Atlantic Partners 84, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GapStar, LLC and GAPCO GmbH & Co. KG.

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 17 of 20
---------------------------                          ---------------------------


                                   SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2007.

                                        GENERAL ATLANTIC LLC


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director



                                        GENERAL ATLANTIC PARTNERS 84, L.P.

                                        By:  General Atlantic LLC,
                                             Its general partner


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director



                                        GAP COINVESTMENTS III, LLC


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Member



                                        GAP COINVESTMENTS IV, LLC


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Member

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 18 of 20
---------------------------                          ---------------------------



                                        GAPSTAR, LLC
                                        By:  General Atlantic LLC,
                                             Its sole member


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director



                                        GAP Coinvestments CDA, L.P.

                                        By:     General Atlantic LLC,
                                                Its general partner


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director



                                        GAPCO GMBH & CO. KG

                                        By:  GAPCO Management GmbH,
                                             Its general partner


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director



                                        GAPCO MANAGEMENT GMBH


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 19 of 20
---------------------------                          ---------------------------

         EXHIBIT 1
         to SCHEDULE 13D

                          JOINT ACQUISITION STATEMENT

                          PURSUANT TO RULE 13D-1(k)(1)

             The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:  August 20, 2007

                                        GENERAL ATLANTIC LLC


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director


                                        GENERAL ATLANTIC PARTNERS 84, L.P.

                                        By:  General Atlantic LLC,
                                             Its general partner


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director


                                        GAP COINVESTMENTS III, LLC


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Member


                                        GAP COINVESTMENTS IV, LLC


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Member

---------------------------                          ---------------------------
CUSIP NO. 58733R102                                            Page 20 of 20
---------------------------                          ---------------------------


                                        GAPSTAR, LLC
                                        By:  General Atlantic LLC,
                                             Its sole member


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director


                                        GAP Coinvestments CDA, L.P.

                                        By:     General Atlantic LLC,
                                                Its general partner


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director


                                        GAPCO GMBH & CO. KG

                                        By:  GAPCO Management GmbH,
                                             Its general partner


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director


                                        GAPCO MANAGEMENT GMBH


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director